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File No. 179667

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

September 18, 2006

Securities and Exchange Commissio[redacted]
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copy of the Company's Press Release dated September 18, 2006 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

Jennifer K. Kenndy

JKK:lgo:encl.

dlw 10/3

cc: Mr. Richard Gusella (Via E-Mail)

PRESS RELEASE **SEPTEMBER 18, 2006**

CONNACHER PROVIDES ADDITIONAL INFORMATION WITH RESPECT TO GLJ GREAT DIVIDE RESERVE UPDATE

Calgary, Alberta – Connacher Oil and Gas Limited (**CLL – TSX**) wishes to provide supplemental information to its shareholders, investors and capital markets with respect to the report prepared by GLJ Petroleum Consultants ("GLJ" and the "GLJ Report") on the reserves and resources at the company's Great Divide oil sands project, situated approximately 80 kilometers (50 miles) southwest of Fort McMurray in northeastern Alberta. GLJ is an independent engineering consulting firm specializing in the evaluation of hydrocarbon reserves. The GLJ Report has an effective date of September 1, 2006 and was prepared using assumptions and methodology guidelines outlined in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and in accordance with National Instrument 51-101 ("NI 51-101").

Connacher's 2P (proved and probable) bitumen volumes at Great Divide (Pod 1 only) were estimated to be 166 million barrels of OOIP (original oil-in-place), 149.3 million barrels of developed OOIP, with recoverable reserves estimated to be 79.6 million barrels, resulting in a recovery factor of 48 percent on OOIP and 53.3 percent on developed OOIP. The developed OOIP allows for a potential buffer zone between development stages to prevent inter-stage steam chamber interference. The pay cutoff for 2P reserves was >13 meters. There were no proved reserves assigned to Pod 1 at this time, pending drilling of the SAGD well pairs (anticipated to commence in late 2006) and progress in the construction of the required plant.

The 2P recoverable reserves were forecast by GLJ to generate over $1 billion of undiscounted future net revenue, calculated after deducting royalties, operating costs and capital requirements, including sustaining capital and abandonment costs and based on a plant size of 10,00 bbl/d. The estimated eight percent pre-tax present value of the forecast future net revenue, using GLJ's current price deck (detailed in the prior Press Release on September 14, 2006) was $337 million; the 10 percent pre-tax value was calculated to be $261 million. This equates to approximately $1.70 per Connacher common share presently outstanding (eight percent) and $1.32 per share (10 percent), respectively.

Connacher's 3P (proved, probable and possible) bitumen volumes at Great Divide (Pod 1 only) were estimated to be 200.2 million barrels of OOIP and 190.1 million barrels of developed OOIP, with recoverable reserves estimated to be 112 million barrels. This results in an overall recovery factor of 56 percent (OOIP) and 58.9 percent (developed OOIP). By deduction, possible recoverable reserves are estimated at 32.3 million barrels. The pay cutoff for 3P reserves was >10 meters, although the vast majority was >13 meters.

The GLJ Report estimated that based on a plant size of 10,000 barrels per day, the 3P recoverable reserves would generate undiscounted revenue of $1.7 billion with an eight percent pre-tax present value of future net revenue of $437 million and a 10 percent pre-tax present value of $331 million. This equates to approximately $2.21 per Connacher common share presently outstanding (eight percent) and $1.67 per share (10 percent), respectively.

The GLJ Report also provided estimates of contingent resources and prospective resources associated with Connacher's Great Divide leases. Indicative cash flows for these categories were prepared using scoping estimates as detailed design estimates have not been prepared. The sum of the undiscounted and discounted (pre-tax eight and 10 percent) future net revenue from Connacher's 3P recoverable reserves and high estimate (lower certainty) contingent resources and prospective resources were previously reported in the September 14, 2006 Press Release. GLJ estimated average production rates would reach approximately 40,000 bbl/d by 2012 in this analysis.

GLJ also provided "best estimates" (likely certainty) of reserves, contingent resources and prospective resources. In this category, there is only recognition of 2P reserves and more stringent cutoffs or other limiting factors are applied to the contingent and prospective resources categories.

The GLJ 'best estimate" of the Great Divide reserves plus contingent and prospective resources is OOIP of 546 million barrels, developed OOIP of 491 million barrels and recoverable reserves and contingent and prospective resources of 255 million, which results in an average recovery factor of 47 percent (OOIP) and 52 percent (developed OOIP).

These "best estimate" reserves and contingent and prospective resources were forecast to generate undiscounted future net revenue of $3.3 billion, with an eight percent pre-tax present value of $810 million and a 10 percent pre-tax present value of $576 million. This translates into $4.09 per Connacher common share presently outstanding (eight percent) and $2.91 (10 percent), respectively. This estimate contemplates production rates of approximately 20,000 bbl/d in 2010 and rising to approximately 29,000 bbl/d by 2012.

While reserves and contingent resources were assigned to six pods covering a relatively small area under the category, GLJ also recognized the continuing prospectivity of Connacher's acreage in view of the number of pods identified to date. Accordingly, prospective resources were also identified by the independent evaluator and economic value was assignable to this asset category as well. Of the 2P reserve plus best estimate recoverable resource volumes, approximately 27% were estimated undiscovered, prospective volumes. The ultimate size and scale of both contingent and prospective resources will be impacted on ongoing evaluatory work, including core holes, stratigraphic tests and 3D seismic over the remaining acreage held by Connacher in the Great Divide project.

Connacher also requested GLJ complete economic runs using the September 13, 2006 NYMEX Forward Strip with the estimated reserves and contingent and prospective resources and similar production profiles. The NYMEX Forward Strip price deck, which reflects current market conditions, resulted in a price schedule for the bitumen to be produced at Great Divide commencing at $37.04 in 2007, $38.49 in 2008, $38.12 in 2009, $37.33 in 2010, $37.32 in 2011, $38.18 in 2012 and rising to a peak of $42.80 in 2017 and averaging $45.12 over the life of the project for 2P reserves and $49.14 for 3P reserves. This compares with the GLJ price deck which averages $37.17 for 2P reserves and $40.51 for 3P reserves, or 21 percent higher for 2P and 3P reserves for the NYMEX Forward Strip.

The higher prices in the NYMEX Forward Strip result in estimates of under counted and discounted future net revenue, as follows:

- 2P reserves are forecast to generate future net revenue of $1.5 billion with an eight percent pre-tax present value of $538 million ($2.72 per Connacher common share outstanding) and a 10 percent pre-tax present value of $429 million ($2.17 per share).

- 3P reserves are forecast to generate $2.4 billion of future net revenue with an eight percent pre-tax present value of $674 million ($3.40 per share) and a 10 percent pre-tax present value of $523 million ($2.64 per common share).

- "Best estimate" reserves (2P only) and contingent and prospective resources are forecast to generate $3.8 billion of future net revenue with an eight percent pre-tax present value of $1 billion ($5.05 per share) and a 10 percent pre-tax present value of $755 million ($3.81 per share).

- "High Estimate" reserves (3P) and contingent (low certainty) resources and prospective resources are forecast to generate $5.5 billion of future net revenue with an eight percent pre-tax present value of $1.4 billion ($7.07 per share) and a 10 percent pre-tax present value of $1 billion ($5.05 per share).

It is anticipated capital markets and investors will judge which reserve and resource categorization and price deck is appropriate for their own purposes.

Connacher Oil and Gas Limited (CLL – TSX) is a public Canadian oil and natural gas exploration, development and production company based in Calgary, Alberta. In addition to its extensive and significant holdings at its Great Divide Project in the Alberta oil sands, Connacher holds extensive developed and undeveloped conventional properties, including natural gas production and reserves at Marten Creek, Alberta and crude oil production and reserves at Battrum, Saskatchewan. Current conventional production is approximately 1,000 bbl/d of crude oil and 14 mmcf/d of natural gas. Pod 1 is scheduled to produce at an approved rate of 10,000 bbl/d of bitumen once it comes on stream. Connacher also owns a 9, 500 bbl/d refinery at Great Falls, Montana and is the largest shareholder of and manages the affairs of Petrolifera Petroleum Limited, a very successful exploration and production company with extensive holdings in Argentina and Peru with its common shares listed for trading on the Toronto Stock Exchange under the symbol "PDP".

Forward-Looking Statements: This press release contains certain forward-looking statements within the meaning of applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate":, "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. All information relating to reserves, resources and future net-revenue constitute forward-looking statements and are based upon the independent evaluation of GLJ. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks, including those associated with exploration, development, approvals and the ability to access sufficient capital from external sources. Anticipated exploration and development plans relating to Connacher's properties in 2007 are subject to change. For a detailed description of the risks and uncertainties facing Connacher and its business and affairs, and for definitions of proved, probable and possible reserves and contingent and prospective resources, readers should refer to Connacher's Annual Information Form for the year ended December 31, 2005. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements. Reports are based on assumptions which means that future net revenues listed in this release do not represent fair market value.

For further information, contact:
Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201 Fax: (403) 538-6225
inquiries@connacheroil.com Website: www.connacheroil.com

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